1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525Direct

October 4, 2024

VIA EDGAR

Alberto H. Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Lord Abbett Private Credit Fund (f/k/a Lord Abbett Private Credit Fund 1, LP) (the “Fund”)
File No. 000-56673

Dear Mr. Zapata:

We are writing in response to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via e-mail on September 4, 2024, regarding the Fund’s registration statement on Form 10 that was filed with the SEC on August 5, 2024 (the “Registration Statement”). The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

Concurrently with this letter, the Fund is filing Amendment No. 1 to its Registration Statement, which reflects the disclosure changes discussed below. Each of the Staff’s comments is presented below and each comment is followed by the applicable response. Undefined capitalized terms used herein have the same meaning as in the Registration Statement.

1.	General Comments

a.	Comment: We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response: The Fund acknowledges the Staff’s comment and confirms that incomplete portions of the Registration Statement will be completed and updated in a pre-effective amendment.

b.	Comment: Please include an estimate of organizational and offering costs incurred to date. In addition, please consider disclosing the accounting treatment for these costs that aligns with the disclosure in the notes to the financial statements.

Response: Organizational and offering costs incurred through June 30, 2024 are $634 thousand and $123 thousand, respectively. These amounts are reflected in the Fund’s seed financials included in the amended Form 10 filing.

c.	Comment: Audited financial statements were not provided in the Form 10-12G filed on August 5, 2024. Please confirm in correspondence that that all required financial statements and supplementary financial information will be provided at least 15 days prior to the Form 10’s effectiveness.

Response: The Fund appreciates the Staff’s comment but is unable to meet this request. The Fund respectfully notes that there is no requirement to provide an amended Form 10 at least 15 days prior to effectiveness. The Fund will file an amended Form 10 with complete financial statements prior to the Registration Statement becoming effective, consistent with the practice of many other business development company (“BDC”) registrants that have made filings on Form 10.

d.	Comment: Please state in your response when the Fund intends to file an election to be regulated as a BDC.

Response: The Fund intends to file an election to be regulated as a BDC on October 4, 2024.

2.	Explanatory Note

Comment: The second bullet on page 2 states that the Fund expects to use leverage as part of its investing. Please also consider clarifying in the more detailed discussions of leverage later in the Registration Statement whether the Fund expects to use leverage during its first year of operation.

Response: The Fund has revised the disclosure accordingly.

3.	Item 1. Business

a.	Comment: The Administrator. Please revise/move the second paragraph of this section to address Lord Abbett’s experience as a fund administrator. Please also consider using a different defined term for Lord Abbett to avoid confusion with the Adviser.

Response: The Fund has revised the disclosure in the second paragraph under The Administrator subsection accordingly to address Lord Abbett’s experience as a fund administrator. However, the Fund respectfully declines to use a different defined term for Lord Abbett. The Fund believes that “Lord Abbett” is clearly defined synonymously with the Administrator in the Registration Statement, and that this will not be confused with the Adviser.

b.	Comment: (p. 5) Private Offering of Common Shares. The Fund states that prior to the BDC Election Date, subscriptions were accepted only from persons who were also “qualified purchasers” under the Investment Company Act of 1940 (“1940 Act”) and that the Fund has held closings for the Private Offering. Please confirm, supplementally, the accuracy of these statements and consider disclosing the number of closings that have been held to date, when these closings occurred, how many investors have committed capital, and the amount of aggregate Capital Commitments the Fund has received to date. Has the Fund called capital to date for any purpose? Please clarify.

Response: The Fund has revised the disclosure accordingly to disclose how many investors have committed capital and the amount of aggregate Capital Commitments the Fund has received to date. However, the Fund respectfully declines to disclose the number of closings that have been held to date and when these closings occurred, as the Fund does not believe the number of closings is material.

c.	Comment: (p. 6) Private Offering of Common Shares. The disclosure in this section states that the Subscription Agreements provide that the Fund retains the right, at its discretion, to call drawdown capital on a non-pro rata basis in certain circumstances. Please disclose — in the appropriate portion of the Registration Statement - what these circumstances might be. The Staff may have additional comments or questions depending on the response.

Response: The Fund has revised the disclosure accordingly.

d.	Comment: (p. 6) Purchase Price and Fees. Please consider including a fee table and an expense example that conforms to the requirements of Item 3.1 of Form N-2 as part of this Purchase Price and Fees section.

Response: The Fund acknowledges the Staff’s comment and respectfully declines to add the requested disclosure. We note that Form 10 does not require such disclosure and such disclosure has not been included in the Form 10 registration statements of many other private BDCs.

e.	Comment: (p. 8) Share Repurchase Program. In the penultimate paragraph of this section, it is stated that in the event that any shareholder fails to maintain the minimum balance of $2,500 of our Common Shares, the Fund may, at the time of such failure or any time subsequent to such failure, repurchase all of the Common Shares held by that shareholder at the repurchase price in effect on the date we determine that the shareholder has failed to meet the minimum balance. Please explain the meaning of “repurchase price in effect” in this context.

Response: The meaning of “repurchase price in effect” is the net asset value (“NAV”) on the date the Fund determines that the shareholder has failed to meet the minimum balance.

f.	Comment: (p. 8) Share Repurchase Program. The Staff notes the disclosure that states repurchases “will be paid in cash promptly after the determination of the relevant NAV per share is finalized.” Please revise this and any similar disclosure to state that payment will be made promptly after expiration of any tender offer as required by federal securities laws governing these tender offers. See rules l4e-1(c) and 13e-4(t)(5) under the Exchange Act.

Response: The Fund has revised the disclosure accordingly.

g.	Comment: (p. 8) Investment Objectives and Strategy. In the first paragraph of the overview, the disclosure states that the Fund “expects” to invest at least 80% of its total assets (net assets plus borrowings for investment purposes) in secured debt investments. Please restate the 80% investment policy to clarify that the Fund “will” invest in the type of investments suggested by the Fund’s name. Additionally, the Staff notes that the Fund’s name includes the term “private credit.” Please revise the Fund’s 80% policy to reflect its investment in “private” credit as “private credit” is a type of investment. In addition, add disclosure explaining whether derivatives will be counted towards this 80% policy and, if so, how they will be valued. Please also reconcile the description of the Fund’s investment strategies on page 4 referencing investments in private U.S. operating companies and the disclosure on page 8 mentioning directly originated loans to U.S. middle market companies.

Response: The Fund confirms that derivatives will not be counted towards the Fund’s 80% policy, however, the Fund respectfully declines to discuss derivatives in the Investment Objectives and Strategy section since derivatives are not part of the Fund’s principal investment strategy. The Fund has otherwise revised the disclosure accordingly.

h.	Comment: (p. 9) Investment Objectives and Strategy. Please add disclosure to the second paragraph of the Overview explaining the meaning of “unitranche” loans in plain English, and wherever that term appears in the Registration Statement.

Response: The Fund has revised the disclosure accordingly.

i.	Comment: (p. 9) Investment Objectives and Strategy. In the second paragraph of this section, it states that some “high risk” investments are from issuers that are considered more likely than investment grade issuers to default on their payments of interest and principal. Please consider whether this disclosure is consistent with the statement on page 8 of the Registration Statement explaining that the Fund does not “expect” to invest in “distressed” companies or companies in need of financing.

Response: The Fund believes that the disclosure on page 9 is consistent with the statement on page 8 of the Registration Statement. The Fund respectfully notes that “high risk” investments are not synonymous with “distressed” companies or companies in need of “rescue financing.”

j.	Comment: (p. 9) Investment Objectives and Strategy. In addition to borrowing money from third parties, the Registration Statement states that the Fund may borrow on an unsecured basis from the Adviser or its affiliates. Please disclose how the terms of such loans will be arranged, including whether the Board would approve.

Response: The Fund has deleted the referenced disclosure.

k.	Comment: (p. 10) Investment Objectives and Strategy. The disclosure states that because the Fund is classified as a non-diversified fund, the Adviser may invest a significant percentage of the Fund’s assets in a single issuer. Please revise the disclosure to clarify that the Fund is subject to the diversification test in Subchapter M of the Internal Revenue Code.

Response: The Fund has revised the disclosure accordingly.

l.	Comment: (p. 21) Determination of Net Asset Value. We note that valuation techniques used by the Fund include those for foreign securities; however, foreign investments are not discussed in the Fund’s principal investment strategies. If investment in foreign securities is part of the Fund’s principal strategies, please add a detailed discussion of what types of foreign securities the Fund intends to invest in.

Response: The Fund acknowledges the Staff’s comment and respectfully notes that investment in foreign securities is not a part of the Fund’s principal strategies.

m.	Comment: (p. 23) Non-Exchange Traded, Perpetual-Life BDC. The Board may, in its sole discretion, determine to cause the Fund to conduct a “Liquidity Event,” which may include, among other things, a Sale Transaction. Please add a clarifying statement as to when shareholder consent will not be sought in connection with a Liquidity Event.

Response: The Fund has revised the disclosure accordingly.

n.	Comment: (p. 25) Regulation as a BDC. In the third paragraph of the Leverage and Senior Securities and Coverage Ratio subsection, the disclosure explains the Fund’s process for total return swap asset segregation, offsetting transactions, and otherwise covering such transactions. Please explain, supplementally, how such treatment is consistent with section 18 of the 1940 Act and rule 18f-4 under the 1940 Act.

Response: The Fund has revised the disclosure in question.

4.	Item 1A. Risk Factors

a.	Comment: (p. 35) Summary of Risk Factors. The disclosure states that the Fund has not identified specific investments that it will make with the proceeds of this offering and that the offering may be deemed a “blind pool” offering. Please reconcile this disclosure with other statements noted above that the Fund has already held closings.

Response: The Fund has not identified specific investments that it will make with the proceeds of this offering, however, the Fund has removed the reference to “blind pool.”

b.	Comment: (p. 35) Summary of Risk Factors. Please add to this summary the disclosure from page 44 explaining that the board may change objectives, policies, and strategies without prior notice or shareholder approval.

Response: The Fund has revised the disclosure accordingly.

c.	Comment: (p. 37) Fund’s Assets are Subject to Recourse. Please add further disclosure to this section explaining that such “recourse” obligations will be treated as senior securities.

Response: The Fund has revised the disclosure accordingly.

d.	Comment: (p. 44) Syndication and/or Transfer of Investments Risk. The Fund may originate and/or purchase Assets through “one or more subsidiary investment vehicles.” If the Fund intends to use one or more entities (regardless of whether or not the Fund sets up the entity) that (1) is primarily controlled by the Fund (as defined herein); and (2) primarily engages in investment activities in securities or other assets (“Subsidiary” as that term is used below), please address the following comments:

1.)	Disclose that the Subsidiary or Subsidiaries will include entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund. If, however, the Fund will only invest through wholly-owned Subsidiaries, disclose that the Fund does not, or does not intend to, create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund. “Primarily controlled” means (1) the Fund controls the unregistered entity within the meaning of section 2(a)(9) of the 1940 Act, and (2) the Fund’s control of the unregistered entity is greater than that of any other person.

2.)	Disclose that the Fund will comply with the provisions of the 1940 Act governing capital structure and leverage (section 61) on an aggregate basis with a subsidiary so that the Fund treats the Subsidiary’s debt as its own.

3.)	Disclose that any investment adviser to a Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. Any investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and a Subsidiary, then, for purposes of complying with section 15(c), the reviews of the Fund’s and a Subsidiary’s investment advisory agreements may be combined.

4.)	Disclose that each Subsidiary will comply with provisions relating to affiliated transactions and custody (section 57). Also, please identify the custodian of the subsidiary, if any.

5.)	Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

6.)	Please also confirm in correspondence that: (1) the Subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; (2) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder; and (3) the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not?

Response:

1.)	The Fund confirms that it expects to hold certain assets through one or more subsidiaries that are wholly-owned or primarily controlled by the Fund. The Fund has revised the disclosure accordingly.

2.)	The Fund confirms that it will comply with the provisions of the 1940 Act governing capital structure and leverage (Section 61) on an aggregate basis with any subsidiary entity. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

3.)	The Fund acknowledges the Staff’s comments and notes that it does not expect that any subsidiary entity will be party to an investment advisory contract. Furthermore, any such subsidiary entities would not be registered investment companies under the 1940 Act and therefore would not be subject to the requirements of Section 15 thereof. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

4.)	The Fund respectfully submits that any subsidiary entity would not be a registered investment company under the 1940 Act and therefore would not be required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 57. However, the Fund will apply the provisions relating to affiliated transactions and custody set forth in Section 57 of the 1940 Act and/or the rules thereunder to any subsidiary entity. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

5.)	The principal investment strategies and principal risks already disclosed in the Registration Statement would appropriately reflect the aggregate operations of the Fund and any subsidiary entity. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

6.)	The Fund confirms that: (1) in the case of any subsidiary entity that is a foreign corporation, the subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (2) any subsidiary entity and its board of directors (if applicable) will agree to inspection by the Staff of the subsidiary entity’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act

(as it applies through Section 64); and (3) the financial statements of any subsidiary entity will be consolidated with those of the Fund.

e.	Comment: (p. 44) Changes to the Fund’s Declaration of Trust Without Prior Investor Approval. Please add the disclosure to the Summary of Risks section.

Response: The Fund has revised the disclosure accordingly.

f.	Comment: (p. 50) Forming CLOs Risk. Does the Fund intend to form CLOs as part of its principal investment strategies? If so, please add corresponding principal investment strategies disclosure addressing CLO formation.

Response: The Fund acknowledges the Staff’s comment and respectfully notes that the Fund does not intend to form CLOs as part of its principal investment strategies.

g.	Comment: (p. 51) Covenant-Lite Loans Risk. If the Fund intends to originate or otherwise hold a significant amount of covenant-lite loans, please revise the principal strategies discussion to address covenant-lite loan investing and briefly describe the characteristics of covenant-lite loans.

Response: The Fund confirms that it intends to originate or otherwise hold covenant-lite loans and has revised the Investment Objectives and Strategy section accordingly. The Fund has also added “Covenant-Lite Loans Risk” to the risk factors section.

h.	Comment: (p. 58) Please confirm the accuracy of the bracketed information in the paragraph discussing the tax-related risks of not being treated as “publicly offered regulated investment company.”

Response: The Fund confirms the accuracy of the bracketed information and has removed the brackets accordingly.

5.	Item 2. Financial Information

a.	Comment: (p. 71) Contractual Obligations. The Fund states it currently has one credit facility and that it may establish more credit facilities. Please attach as exhibits to the filing all material credit agreements that are in place or will be in place prior to the Fund’s launch.

Response: The Fund confirms that it will attach as exhibits to the filing all material credit agreements that are in place or will be in place prior to the Fund’s launch.

6.	Item 11. Description of Registrant’s Securities to be Registered

a.	Comment: (p. 89) Action by Shareholders. The disclosure in this section states that the Adviser may not amend the Advisory Agreement except for amendments that would not adversely affect the rights of our shareholders. Please explain in your correspondence what types of amendments are considered not to adversely affect the rights of shareholders. In addition, it is stated that the Adviser may not appoint a new investment adviser “other than a sub-adviser pursuant to the terms of the Advisory Agreement and applicable law.” Please explain how this quoted language is consistent with Section 15 of the 1940 Act.

Response: The Fund has revised the disclosure in question.

b.	Comment: (p. 89) Actions by the Board Related to Merger, Conversion, Reorganization or Dissolution. Please add the following disclosure to the beginning of the first sentence of this paragraph: “Except as required by the 1940 Act or other federal securities laws . . . .” This paragraph also states that the Fund “will not permit the Adviser to cause any other form of merger or reorganization without the affirmative vote by the holders of more than 50% of outstanding Common Shares.” Please clarify this statement to explain the source of the requirement to obtain a shareholder vote.

Response: The Fund has revised the disclosure accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5600.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

cc:	Asen Parachkevov, Branch Chief, U.S. Securities and Exchange Commission
Andrea Ottomanelli Magovern, Assistant Director, U.S. Securities and Exchange Commission
Randolph A. Stuzin, Lord, Abbett & Co. LLC

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